Summarized Minutes of the Meeting of the Fiscal Council

DATE AND TIME: On August 05, 2025, at 2:00 p.m.

CHAIR: Gilberto Frussa.

QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council.

RESOLUTION UNANIMOUSLY MADE:

Gilberto Frussa was nominated for the position of Chairman of the Company's Fiscal Council and Eduardo Hiroyuki Miyaki was nominated to replace the former in the case of absence or incapacity, for the current annual term of office.

Following examination of the Company's financial statements for the period from January to June 2025, the Councilors resolved to draw up the following opinion:

"After examining the Company's financial statements for the period from January to June 2025 and taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Supervisory Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents fairly reflect the capital structure, the financial position and the activities conducted by the Company in the period and meet the conditions necessary for the submission for the examination and approval of the Stockholders."

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), August 05, 2025. (undersigned) Gilberto Frussa – Chairman of the Fiscal Council; Eduardo Hiroyuki Miyaki and Marcelo Maia Tavares de Araújo – Councilors.

Gustavo Lopes Rodrigues

Investor Relations Officer